Exhibit (a)(122)

PeopleSoft Board of Directors Unanimously Recommends

Stockholders Reject Oracle’s Offer

Oracle Offer Substantially Undervalues PeopleSoft

PLEASANTON, Calif. — November 10, 2004 — PeopleSoft, Inc. (Nasdaq: PSFT) announced today that its Board of Directors voted unanimously to recommend that PeopleSoft stockholders reject Oracle Corporation’s (Nasdaq: ORCL) amended unsolicited offer to purchase all PeopleSoft shares for $24.00 per share. The Board recommends that PeopleSoft stockholders not tender their shares to Oracle.

The Board made its recommendation after careful consideration of the amended offer, including a thorough review with its financial and legal advisors, and acted upon the unanimous recommendation of its Transaction Committee of independent directors. In making its recommendation, the Board concluded that the offer price is inadequate and does not reflect PeopleSoft’s real value. The Board received the opinions of Citigroup Global Markets Inc. and Goldman, Sachs & Co. that, as of November 10, 2004, the Oracle offer is inadequate from a financial point of view.

Dave Duffield, PeopleSoft’s Chairman and Chief Executive Officer, said, “The Board concluded that PeopleSoft is worth substantially more than Oracle’s latest offer. We are a vibrant, strong company with a focused, motivated management team and employee base dedicated to executing on the Company’s plan. PeopleSoft will continue to deliver shareholder value by extending our current product leadership, building new products, entering new markets and continuing to deliver the very best customer service in the industry.”

A. George “Skip” Battle, Chairman of the Transaction Committee, said, “Members of the Transaction Committee contacted Oracle this afternoon to inform them that the Board had determined that the current Oracle offer is inadequate. We reiterated that, as members of the Board have testified in Delaware, we would be willing to discuss an offer made by Oracle at an appropriate price — but $24 isn’t it. We told Oracle that its price must reflect both PeopleSoft’s intrinsic value and the fact that PeopleSoft is materially more valuable to Oracle now than it was when Oracle made its inadequate $26 per share offer. Oracle indicated they understood our position and appreciated the call.”

Mr. Battle continued, “We absolutely believe that PeopleSoft is worth far more today than at any point since this process began. Since the beginning of the year, the Company has: generated $422 million in license revenue, creating additional maintenance revenue and future up-sell and cross-sell opportunities; added 418 new license customers; increased our total deferred maintenance by approximately 9%; and generated $248 million in incremental cash ($0.67 per share). Our customer base and associated maintenance revenue stream are the exact reasons that Oracle gives for wanting to acquire PeopleSoft. In addition, we believe it’s clear that Oracle wants to acquire PeopleSoft to rescue its own declining applications business.”

PeopleSoft’s Board of Directors determined that the latest offer is inadequate and that the Company is worth substantially more than the $24 per share offered by Oracle. In making its recommendation, the Board considered, among other things:

Solid third quarter 2004 performance: For the third quarter, PeopleSoft announced license revenue of $161 million, record total revenue of $699 million (a 12% increase over the prior year), and strong earnings per share and cash flow, all of which substantially exceeded all estimates during a very challenging period.

Substantial sequential growth forecast for fourth quarter 2004: PeopleSoft continues to demonstrate strong sales execution and entered the fourth quarter with a robust pipeline. The Company anticipates substantial sequential growth in license revenue and pro forma and GAAP earnings per share. Specifically, PeopleSoft anticipates that license revenue will be in the range of $175 million to $185 million with total revenue between $700 million and $715 million. Operating margin for the quarter is expected to be in the range of 16% to 18% (pro forma) and 11% to 13% (GAAP). The Company expects to report pro forma and GAAP earnings per share between $0.20 and $0.22 and between $0.14 and $0.16, respectively. For the full year 2004, the Company expects total license revenue between $600 million and $610 million with record total revenue of approximately $2.7 billion.

Strong momentum reflected in guidance for 2005: The Company expects strong momentum in 2005 due primarily to continued growth in license revenue; a growing maintenance revenue stream; focusing on operating efficiency and lowering costs; and the full year benefit of the cost and revenue synergies from the J.D. Edwards acquisition. For 2005, the Company expects license revenue of $640 million to $655 million, an increase of 5% to 10% and total revenue of $2.8 billion to $2.9 billion, representing 4% to 8% growth. The Company also anticipates pro forma operating margins for the year in excess of 20% and GAAP operating margins in excess of 16%. 2005 pro forma earnings per share are expected to be between $1.05 and $1.10 and GAAP earnings per share are expected to be in the range of $0.82 to $0.87. Guidance for 2005 does not include any potential benefit from the elimination of the Oracle overhang.

J.D. Edwards acquisition continues to deliver value: The Company has successfully executed on its integration with J.D. Edwards and will exceed the high end of the $207 million guidance in total synergies for 2004 given in September of last year. The Company realized more than $190 million of these cost and revenue synergies through the end of the third quarter, 15% ahead of plan. Customers continue to realize strong benefits from the integrated Enterprise One product family and the Company anticipates further efficiencies and revenue opportunities in 2005.

Well positioned for sustained growth in 2005 and beyond: PeopleSoft’s plan reflects solid growth in its core ERP business, including areas such as Human Capital Management and Demand Driven Manufacturing, and from adjacent applications including Analytic Applications and Customer Relationship Management. The Company is uniquely positioned to exploit additional opportunities in emerging markets such as on-demand applications and in countries with rapidly-growing manufacturing economies. The Company will continue to focus on technology innovation leveraging web services and composite applications, and through its partnership with IBM will be delivering an industry-leading standards-based applications and infrastructure platform.

PeopleSoft is worth more now than in February 2004 when Oracle made its inadequate $26 offer. Since the beginning of the year, PeopleSoft has:

•	Generated $422 million in license revenue, creating additional maintenance revenue and future up-sell and cross-sell opportunities

•	Added 418 new license customers

•	Increased total deferred maintenance by approximately 9%

•	Generated $248 million in incremental cash, or approximately $0.67 per share

Offer inadequate based on fundamental valuation measures: Despite the strategic value of this transaction to Oracle, the offer price values the Company at multiples far below those paid in comparable transactions in the enterprise software industry. Also, Oracle’s offer only values PeopleSoft at 22x forecasted 2005 earnings, well below PeopleSoft’s historical average trading multiple and the current average 2005 P/E multiple of other leading enterprise software companies.

Alameda lawsuit against Oracle seeking damages in excess of $1 billion goes to trial in January: PeopleSoft claims compensatory damages of more than $1 billion plus punitive damages in the Company’s lawsuit against Oracle, which is scheduled to go to trial before a jury in Oakland, California, on January 10, 2005. PeopleSoft’s complaint alleges that Oracle has engaged in unfair business practices, including a deliberate campaign to mislead PeopleSoft’s customers and disrupt its business.

The Board also noted that Oracle is misrepresenting facts in an attempt to stampede PeopleSoft stockholders into selling at an inadequate price:

•	An Oracle executive testified in Delaware that Oracle promoted a “stingy” offer and publicly called it generous.

•	Oracle continues to wrongly demean PeopleSoft’s financial performance and outlook. In fact, it is Oracle’s applications business that appears “distressed.” Its license revenue declined approximately 36% in its most recent quarter over the prior year to less than half of PeopleSoft’s license revenue in the third quarter.

•	The Company believes that Oracle has conducted a calculated and coordinated campaign — most recently through testimony of Oracle executives in the Delaware trial — to damage PeopleSoft, drive down its stock price, and diminish PeopleSoft shareholder value.

•	Specifically, two Oracle executives implied in their testimony in Delaware that Oracle was planning to lower its offer price for PeopleSoft. Just two weeks later, Oracle did exactly the opposite.

•	Oracle has declared $24 to be its “best and final” offer. This compares to Oracle’s previous “final” offer of $26 on February 4, 2004.

Mr. Battle noted, “We understand that our stockholders want maximum value for their shares — whether from PeopleSoft’s plan or from Oracle. We recognize that stockholders may tender their shares to Oracle for a variety of reasons, including the limited time available for our stockholders to understand the strength of our business as reflected in our guidance for 2005 and our plan to advance PeopleSoft’s leadership in the marketplace. The Board and management are confident that in the months leading to our annual meeting, our stockholders will recognize the value we are creating and will support our continued efforts to protect the interests of all PeopleSoft stockholders.”

Mr. Duffield concluded, “As PeopleSoft’s largest individual stockholder, I am very conscious of shareholder value, as is every other member of our Board of Directors.”

Citigroup Global Markets Inc. and Goldman, Sachs & Co. are financial advisors to PeopleSoft.

Company to Host Conference Call

PeopleSoft will host a conference call today, November 10, 2004, at 2:45 PM PT / 5:45 PM ET to discuss this release. Interested parties may participate by dialing 866-249-5224, passcode: PeopleSoft. Please dial in at least ten minutes prior to the start of the call. International callers may dial 303-205-0033, passcode: PeopleSoft. In addition, a live audio-only web cast of the call will be made available in the Investor Relations section of the Company’s web site at www.peoplesoft.com. A replay of the call will be made available for 48 hours following the call and will be accessible by dialing 800-405-2236, or for international callers, 303-590-3000, passcode: 11015021.

About PeopleSoft

PeopleSoft (Nasdaq: PSFT) is the world’s second largest provider of enterprise application software with 12,750 customers in more than 25 industries and 150 countries. For more information, visit us at www.peoplesoft.com.

Forward-Looking Statements

This press release may contain forward-looking statements that state PeopleSoft’s intentions, beliefs, expectations, or predictions for the future. Forward-looking statements often include use of the future tense, words such as “will”, “intends”, “anticipates”, expects”, and similar conditional or forward-looking words and phrases. You are cautioned that these statements are only predictions and may differ materially from actual future events or results. All forward-looking statements are only as of the date they are made and PeopleSoft undertakes no obligation to update or revise them. Forward-looking statements in this press release include those relating to PeopleSoft’s anticipated future revenues, operating margins and earnings per share and other statements relating to the Company’s future prospects, actions and performance and the lawsuit against Oracle scheduled to go to trial in January 2005. Forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause actual results to differ materially from those projected in such forward-looking statements. These risks, assumptions and uncertainties include, but are not limited to: the costs and disruption to PeopleSoft’s business arising from the Oracle tender offer and related litigation; the Company’s ability to successfully complete the integration of J.D. Edwards into PeopleSoft and to achieve anticipated synergies; economic and political conditions in the U.S. and abroad; the ability to complete and deliver products and services within currently estimated time frames and budgets; the ability to manage expenses effectively; the ability to achieve revenue from products and services that are under development; competitive and pricing pressures; and other risks referenced from time to time in PeopleSoft’s most recent annual report on Form 10-K and subsequently filed quarterly reports on Form 10-Q, each as filed with the SEC and available without charge at www.sec.gov and www.peoplesoft.com.

Important Additional Information

PeopleSoft’s Board of Directors will be soliciting proxies for use at the 2005 Annual Meeting of Stockholders, and any adjournment or postponement thereof, to vote in favor of a slate of directors to be nominated by the Board of Directors and to vote on any other matters that properly come before the 2005 Annual Meeting. Promptly after filing its definitive proxy statement for the 2005 Annual Meeting with the SEC, PeopleSoft will mail the 2005 Proxy Statement and a WHITE Proxy Card to each PeopleSoft stockholder entitled to vote at the Annual Meeting.

PeopleSoft has engaged Innisfree M&A Incorporated to assist it in soliciting proxies from its stockholders. PeopleSoft has agreed to pay customary compensation to M&A Incorporated for such services and to indemnify M&A Incorporated and certain related persons against certain liabilities relating to or arising out of the engagement. Certain representatives of Citigroup Global Markets Inc. and Goldman, Sachs & Co., financial advisors to PeopleSoft, and directors, officers and employees of PeopleSoft may solicit proxies for the 2005 Annual Meeting, although no additional compensation will be paid in connection with any such solicitation.

PeopleSoft has filed a Solicitation/Recommendation Statement on Schedule 14D-9 regarding Oracle’s tender offer that contains information regarding the potential interests of members of the Board of Directors and members of management in the tender offer. Information regarding securities ownership by certain members of the Board of Directors and certain members of management as of February 10, 2004 is contained in PeopleSoft’s definitive proxy statement for the 2004 Annual Meeting of Stockholders, dated February 20, 2004. PeopleSoft stockholders should read the Schedule 14D-9 and the 2005 Proxy Statement when it is filed with the SEC (including any amendments to such documents) because these documents contain (or will contain) important information. The 2005 Proxy Statement (when filed), the 2004 Proxy Statement, the Schedule 14D-9 and other public filings made by PeopleSoft with the SEC are available without charge from the SEC’s website at www.sec.gov and from PeopleSoft at www.peoplesoft.com.

Non-GAAP Financial Measures

     The Company utilizes financial measures that are not prepared in accordance with generally accepted accounting principles in analyzing financial results because the Company believes that they are useful to investors and management in evaluating the Company’s ongoing financial performance. These non-GAAP financial measures may be different from non-GAAP financial measures used by other companies.

     These non-GAAP financial measures facilitate making historical comparisons by excluding the impact of certain events, such as the costs associated with responding to Oracle’s hostile tender offer and the purchase accounting impact of the acquisition of J.D. Edwards. These events might otherwise obscure the results of our ongoing business activities when compared to our competitors or our own historical performance. In addition, presentation of these non-GAAP financial measures enables investors to evaluate the Company’s performance under both the GAAP and pro forma measures that management and the Board of Directors use to evaluate the Company’s performance.

     Non-GAAP financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. Where non-GAAP financial measures have been included in this press release, the Company has reconciled GAAP as currently in effect to the non-GAAP measures in the table below. These non-GAAP financial measures may be different from non-GAAP financial measures used by other companies.

	Q4 2004		Year 2005

	EPS	Operating Margin	EPS	Operating Margin
Pro forma	$0.20 to $0.22	16% to 18%	$1.05 to $1.10	> 20%
Amortization of capitalized software and intangible assets	(0.04)	-4%	(0.19)	-3%
Oracle costs	(0.02)	-1%	(0.04)	-1%
GAAP	$0.14 to $0.16	11% to 13%	$0.82 to $0.87	> 16%

Contacts

Steve Swasey
PeopleSoft, Inc.
Public Relations
(925) 694-5230
steve_swasey@peoplesoft.com

Bob Okunski
PeopleSoft, Inc.
Investor Relations
(877) 528-7413
bob_okunski@peoplesoft.com

Joele Frank/Eric Brielmann
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449
jf@joelefrank.com/ewb@joelefrank.com